SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                               SCHEDULE 13D
                              (RULE 13D-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                      (AMENDMENT NO. _____________)

                     AMVESTORS FINANCIAL CORPORATION
                             (NAME OF ISSUER)


                        COMMON STOCK, NO PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                               032343 30 3
                              (CUSIP NUMBER)

                            Mr. Mark V. Heitz
                     AmVestors Financial Corporation
                         555 South Kansas Avenue,
                           Topeka, Kansas 66603
                              (785) 232-6945
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             December 8, 1997
         (Date of Event which Requires Filing of this Statement)

               ==========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].


                            (Continued on following pages)



CUSIP NO. 032343 30 3                    13D

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              AmerUs Group Co.
              42-1459713

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
                                                    [ ] (a)
                                                    [ ] (b)

   3     SEC USE ONLY

   4     SOURCES OF FUNDS*
         WC

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                                      7    SOLE VOTING POWER       992,067
             NUMBER OF
              SHARES
           BENEFICIALLY               8    SHARED VOTING POWER       -0-
           OWNED BY EACH
             REPORTING                9    SOLE DISPOSITIVE POWER  992,067
            PERSON WITH
                                      10   SHARED DISPOSITIVE POWER   -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         992,067

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.76%

   14    TYPE OF REPORTING PERSON*    CO

*     SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 032343 30 3                    13D

   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              American Mutual Holding Company
              42-1458424

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*
                                                         [ ] (a)
                                                         [ ] (b)

   3     SEC USE ONLY

   4     SOURCES OF FUNDS*
         N/A

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                         7    SOLE VOTING POWER             -0-
       NUMBER OF
        SHARES           8    SHARED VOTING POWER           -0-
     BENEFICIALLY
     OWNED BY EACH       9    SOLE DISPOSITIVE POWER        -0-
       REPORTING
      PERSON WITH        10   SHARED DISPOSITIVE POWER      -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             992,067

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.76%

   14    TYPE OF REPORTING PERSON*    HC, CO

*     SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the Common Stock, no par value (the "Issuer Common Stock"), of AmVestors Financial Corporation, a Kansas corporation ("Issuer"). The address of the principal executive offices of the Issuer is 555 South Kansas Avenue, Topeka, Kansas.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is filed on behalf of American Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group"). The address of the principal business and offices of each of AmerUs Group and AMHC is 418 Sixth Avenue, Des Moines, Iowa.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               AmerUs Group acquired the Shares (as defined below) for an aggregate of approximately $21.6 million (excluding any Additional Amount (as described in Item 6)) using funds from working capital, which include amounts drawn from time to time under AmerUs Group's working capital line of credit.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a)-(j)The purpose of the acquisition of the Shares was to limit the dilution of AmerUs Group's interest in AmerUs Life Holdings, Inc. ("AmerUs") upon consummation of the Merger (as defined below). AmerUs Group currently holds a majority of the outstanding shares of common stock, no par value ("AmerUs Common Stock"), of AmerUs. On September 19, 1997, AmerUs, a wholly owned subsidiary of AmerUs ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger dated as of September 19, 1997 and as amended and restated as of October 8, 1997 ("Merger Agreement"), providing for a merger (the "Merger") pursuant to which, and subject to the terms thereof, the Issuer would become a wholly owned subsidiary of AmerUs (the "Surviving Corporation").

               As of the effective time of the Merger, each outstanding share of Issuer Common Stock, including the Shares but excluding shares held in the treasury of the Issuer and shares owned by AmerUs or any of its subsidiaries, will be converted into the right to receive shares of AmerUs Common Stock. Consummation of the Merger is subject to satisfaction or waiver by the parties of certain closing conditions, including the receipt of regulatory approvals, approvals by the stockholders of the Registrant and the Issuer and other customary closing conditions. AmerUs Group intends to vote the Lee Shares (as defined below), which are the only Shares entitled to vote with respect to the Merger, in favor of the Merger.

               Immediately following consummation of the Merger, it is expected that AmerUs Group will own at least a majority of the outstanding shares of AmerUs Common Stock, comprised of shares of AmerUs Common Stock which AmerUs Group currently owns and shares of AmerUs Common Stock which AmerUs Group will receive upon conversion of the Shares in the Merger. The Issuer Common Stock is currently registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Issuer files reports pursuant thereto with the Securities and Exchange Commission and the New York Stock Exchange (the "NYSE"). Following the consummation of the Merger, the registration of the Issuer Common Stock under the Exchange Act will be terminated and the Issuer Common Stock will no longer be listed on the NYSE or otherwise publicly traded.

                Under the Merger Agreement, upon consummation of the Merger, the directors of Merger Sub will become the directors of the Surviving Corporation. AmerUs has advised AmerUs Group that certain current directors of Issuer are expected to be appointed to the Issuer's Board following the Merger. AmerUs has advised AmerUs Group that at such time certain of the officers of the Issuer will resign, and AmerUs will cause their replacement. By operation of the Merger, the Articles of Incorporation of the Issuer will be the articles of incorporation of the Surviving Corporation. Immediately after the Effective Time, the By-laws of the Surviving Corporation shall be amended and restated in their entirety to be in the form of the By-laws of Merger Sub as in effect immediately prior to the Merger.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number of shares of the Issuer Common Stock beneficially owned by AmerUs Group (directly) and AMHC (indirectly) is 992,067 (collectively, the "Shares"), representing approximately 5.76% of the outstanding shares of the Issuer Common Stock, based upon the number of outstanding shares of the Issuer Common Stock set forth in the Issuer's Quarterly Report for the period ended September 30, 1997. From time to time prior to consummation of the Merger, AmerUs Group may acquire or dispose of shares of Issuer Common Stock, depending on market conditions and other factors. AmerUs Group previously announced its intention (depending on, among other things, market conditions and other factors) to expend up to an aggregate of $35 million (including amounts expended to acquire the Shares) to partially offset its dilution from the stock issuance in the Merger, through purchases of shares of Issuer Common Stock in public or private transactions prior to the closing of the Merger and/or through purchases of shares of AmerUs Common
Stock in public or private transactions following the shareholders' meetings being held in connection with the Merger on December 18, 1997.

               (b) AmerUs Group has sole power to vote and dispose of all of the Shares. There are no shares of the Issuer Common Stock with respect to which AmerUs Group has shared power to vote or direct the vote, or shared power to dispose or direct the disposition. There are no shares of the Issuer Common Stock with respect to which AMHC has sole or shared power to vote or direct the vote, or sole or shared power to dispose or direct the disposition.

               (c) Except as disclosed in Item 6 and on Schedule 1 hereto, there have been no transactions in the AmVestors Common Stock that were effected during the past sixty days by AmerUs Group. AMHC did not effect any transactions in Issuer Common Stock in the past sixty days.

               (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See Item 4. In addition, on October 20, 1997, R. Rex Lee, M.D., a director of AmVestors, exercised options resulting in the net acquisition of 63,675 shares (the "Lee Shares") of AmVestors Common Stock and on October 22, 1997 sold such shares to AmerUs Group for $20 per share plus payment, upon consummation of the Merger, of an amount per share equal to the amount (the "Additional Amount") by which the lesser of (i) the Merger Consideration (as defined in the Merger Agreement) or
(ii) $20.625, exceeds $20. If the Merger is consummated on December 19, 1997, as currently anticipated, the Additional Amount is expected to be $0.625 per share. In the event the Merger Agreement is terminated pursuant to Article IX thereof, AmerUs will pay Dr. Lee a per share amount equal to the closing price of Issuer Common Stock on the fifth trading day following the first public announcement of such termination less $20, up to the Additional Amount.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               (1) Agreement of Sale, dated as of October 22, 1997, by and between R. Rex Lee and AmerUs Group Co.



                                       SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          December 17, 1997
                                    ______________________________
                                    DATE


                                        /s/ Michael E. Sproule
                                    ______________________________
                                    SIGNATURE


                                    ______________________________
                                    MICHAEL E. SPROULE
                                    EXECUTIVE VICE PRESIDENT AND
                                    CHIEF FINANCIAL OFFICER

                                    AMERUS GROUP CO.



                                       SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December  17, 1997
                                    _____________________________________
                                    DATE


                                           /s/ Michael E. Sproule
                                    _____________________________________
                                    SIGNATURE


                                    _____________________________________
                                    MICHAEL E. SPROULE
                                    EXECUTIVE VICE PRESIDENT AND
                                    CHIEF FINANCIAL OFFICER

                                    AMERICAN MUTUAL HOLDING COMPANY





                                                                 Schedule I

                        MARKET TRANSACTIONS IN ISSUER COMMON STOCK

               Set forth in the table below is a summary of all market transactions in Issuer Common Stock in the last 60 days effected by AmerUs Group Co. The transactions described below were effected through open market purchases through the New York Stock Exchange. The table shows the total number of shares of Issuer Common Stock acquired on each date listed in one or more transactions and the weighted average price paid for such shares.

                                      STOCK PURCHASES

                        Number of
                     Shares Purchased       Average Price Paid

Nov. 17                 67,700                   $21.19
Nov. 18                103,000                   $21.86
Nov. 19                  9,000                   $21.73
Nov. 20                  3,800                   $21.83
Nov. 21                  5,000                   $21.88
Nov. 24                 87,500                   $22.00
Nov. 25                200,000                   $21.94
Nov. 26                 24,500                   $21.88
Nov. 28                  3,700                   $21.75
Dec. 1                  24,500                   $21.38
Dec. 2                   2,000                   $21.44
Dec. 3                  51,500                   $21.68
Dec. 4                   5,000                   $21.84
Dec. 5                 192,189                   $22.00
Dec. 8                 141,485                   $22.00
Dec. 9                   7,518                   $22.00
                     ---------

TOTAL                  992,067
(including Lee
Shares)


EXHIBIT INDEX

               (1) Agreement of Sale, dated as of October 22, 1997, by and between R. Rex Lee and AmerUs Group Co.